Exhibit 4.1

Description of Securities

As of December 31, 2021, Data443 Risk Mitigation, Inc. (the “Company”) had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $0.001 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information.

The holders of our common stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors. Holders of common stock are also entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution, or winding up of the affairs.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and in such event, the holders of the remaining shares will not be able to elect any of our directors. The holders of 50% percent of the outstanding common stock constitute a quorum at any meeting of stockholders, and the vote by the holders of a majority of the outstanding shares or a majority of the stockholders at a meeting at which quorum exists are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of our articles of incorporation.

The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management, which may deter or frustrate a takeover of the Company.